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Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 1/1/2004		Year Ended 12/30/2004		Year Ended 12/29/2005		Year Ended 12/28/2006		Year Ended 12/27/2007
Pretax Income	$306.6		$142.0		$152.5		$144.0		$605.9
Fixed Charges
Interest Expense, net of capitalized interest	70.0		93.6		114.4		124.4		126.1
Interest Capitalized	—		—		0.7		0.8		1.2
Amortization of Debt Costs	4.5		5.2		5.2		5.6		6.3
One-third of Rent Expense	92.8		95.7		103.5		107.7		112.0
Total Fixed Charges	167.3		194.5		223.8		238.5		245.6
Earnings	473.9		336.5		376.3		382.5		851.5
Ratio of Earnings to Fixed Charges	2.8	x	1.7	x	1.7	x	1.6	x	3.5	x
Deficiency	$—		$—		$—		$—		$—
Rent Expense	$278.5		$287.0		$310.5		$323.2		$335.9

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Regal Entertainment Group Ratio of Earnings to Fixed Charges (in millions, except ratios)